UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        --------------------------------


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999


       Commission File Number 33-89818, 33-96568, 333-08041 and 333-57107

                     CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN
             (formerly the CLUBCORP EMPLOYEE STOCK INVESTMENT PLAN)
                            (Full title of the plan)


                                 CLUBCORP, INC.
       (Exact name of issuer of the securities held pursuant to the plan)


                      3030 LBJ FREEWAY, DALLAS, TEXAS 75234
                     (Address of principal executive office)


                                 (972) 243-6191
                (Issuer's telephone number; including area code)

                     CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                     CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

                                Table of Contents

                                                                    Page

Independent  Auditors'  Report                                         1

Statements  of  Net  Assets  Available  for  Benefits
     as  of  December  31,  1999  and  1998                            2

Statements  of  Changes  in  Net  Assets  Available  for  Benefits
     for  the  years  ended  December  31,  1999  and  1998            3

Notes  to  Financial  Statements                                       4


Schedules
1 Item  27(a)  -  Schedule  of  Assets  Held  for  Investment
      Purposes as of December  31,  1999                               9

2 Item  27(d)  -  Schedule  of  Reportable  Transactions for the
      year ended December  31,  1999                                  10


                          Independent Auditors' Report


The Board of Trustees
ClubCorp Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of ClubCorp Employee Stock Ownership Plan, formerly the ClubCorp Stock Investment Plan, as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Employee Stock Ownership Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 and the schedule of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                KPMG LLP


June 16, 2000

                    CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                                                    1999         1998
                                                 -----------  -----------
Assets:
    ClubCorp, Inc. common stock, at fair value   $72,835,191  $65,278,819
    Short-term investments, at fair value          1,874,201    1,350,945
    Cash                                             398,892      284,927
    Receivables:
        Employer contributions                       924,656    1,876,109
        Employee contributions                        81,365      113,121
                                                 -----------  -----------

                                                   1,006,021    1,989,230
                                                 -----------  -----------

              Total assets                        76,114,305   68,903,921

Liabilities - miscellaneous payables                      11            -
                                                 -----------  -----------

              Net assets available for benefits  $76,114,294  $68,903,921
                                                 ===========  ===========

See accompanying notes to financial statements.

                    CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998



                                                                      1999         1998
                                                                   -----------  -----------
Additions to net assets attributed to:
    Employer contributions                                         $ 1,888,214  $ 2,687,437
    Employee contributions                                           6,503,901    5,894,318
    Net appreciation in fair value of investments -
        ClubCorp, Inc. common stock                                  4,536,371    9,326,526
    Investment income                                                  109,235       79,776
                                                                   -----------  -----------

                                                                    13,037,721   17,988,057

Deductions from net assets attributed to:
    Benefits paid and withdrawals                                    5,770,731    5,198,229
    Administrative expenses                                             56,617      155,339
                                                                   -----------  -----------

                                                                     5,827,348    5,353,568
                                                                   -----------  -----------

                Net increase in net assets available for benefits    7,210,373   12,634,489

Net assets available for benefits:
    Beginning of year                                               68,903,921   56,269,432
                                                                   -----------  -----------

    End of year                                                    $76,114,294  $68,903,921
                                                                   ===========  ===========

See accompanying notes to financial statements.

                    CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

                       Notes to Financial Statements

                    Years ended December 31, 1999 and 1998

(1)     General

The ClubCorp Employee Stock Ownership Plan (Plan) is a defined contribution plan covering employees of ClubCorp, Inc.'s participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

Prior to January 1, 1999, the Plan was known as the ClubCorp Stock Investment Plan (Predecessor Plan). The Plan was amended and restated into the ClubCorp Employee Stock Ownership Plan which is subject to the same eligibility and matching guidelines of the Predecessor Plan. Funds that were in the Predecessor Plan before January 1, 1999 remained in the Plan. The primary differences between the Predecessor Plan and the Plan are provisions that allow participants to elect to diversify a portion of their account assets upon meeting certain age and participation requirements and upon termination, retirement or permanent disability, a participant or beneficiary may elect to receive ClubCorp common stock in lieu of cash.

(a)   Basis of Presentation
      The accompanying financial statements have been prepared on an accrual basis.

(b)   Contributions
      Participating employees may elect to contribute up to 6% of their Eligible compensation to the Plan. Contributions to the Plan are primarily invested in ClubCorp common stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. The employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the years ended December 31, 1999 and 1998, ClubCorp made discretionary contributions of approximately $586,000 and $1,558,000, respectively.

      The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant's share of ClubCorp's contributions.

(c)   Participant Accounts
      Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based on their individual quarter-end balances.
      Forfeitures of terminated participants' nonvested   accounts  are used to
      cover direct administrative expenses of the Plan(see  note  l(f)).

(d)   Vesting
      Participants are gradually vested in ClubCorp's contributions as determined by years of credited service. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(e)   Payment of Benefits
      Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account. The participant or beneficiary may also elect to receive ClubCorp common stock in lieu of cash.

(f)   Administrative Expenses
      Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $56,617 and $155,339 in 1999 and 1998, respectively
      Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $223,501 and $313,775 were paid by ClubCorp on behalf of the Plan in 1999 and 1998, respectively.

(g)   Plan Termination
      Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net assets would be distributed to Plan participants based on each participant's account balance.

(h)   Form 5500 Reconciliation
      The net assets available for benefits recorded in the Plan's Form 5500 as of December 31, 1999 and 1998 are less than the corresponding amounts reported in the accompanying financial statements by $2,398,064 and $1,153,951, respectively. These differences relate to benefits payable at year-end for terminations.

(i)   Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


(2)   Investments
      The following table presents the fair value of investments at December 31, 1999 and 1998.


                                          1999                   1998
                                ----------------------  ------------------------
                                    Units/     Fair      Units/        Fair
                                   shares     value      shares       value
                                ---------  -----------  ----------  ------------
Investment at estimated fair
     value - ClubCorp
     common stock                 4,112,659  $72,835,191  3,932,459  $65,278,819
Investment at quoted market
     value - Wachovia Bank
     Short-Term Investment Fund   1,874,201    1,874,201      -              -
Investment at quoted market
     value - Dreyfus Institutional
     Government Money
     Market Fund                     -            -       1,350,945    1,350,945
                                             -----------             -----------
                                             $74,709,392             $66,629,764
                                             ===========             ===========

      If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, a Financial Advisor has been engaged by the trustees of the Plan to confirm the fairness of the Formula Price for purposes of the Plan by forming independent appraisals. Based upon appraisals the Financial Advisor confirms whether or not the Formula Price falls within the range of fair market value of the common stock on the date of each appraisal and at each fiscal year end. If there is any discrepancy between the Formula Price and the range of fair market value of the common stock as determined by the Financial Advisor, ClubCorp expects that it would adjust the Formula Price so that it falls within the range of fair market value as determined by the Financial Advisor. All purchases of common stock by the Plan were made on or shortly after an appraisal date at the Formula Price as confirmed by the Financial Advisor. During the years ended December 31, 1999 and 1998, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.

(3)   Employer  Contributions  Receivable
      Matching contributions are allocated to employees' accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1999 and 1998. At December 31, 1999 and 1998, Employer contributions receivable includes the Employer discretionary contribution of approximately $586,000 and $1,558,000, respectively (see note 1(b)).

(4)   Federal  Income  Taxes
      The Plan obtained its latest tax determination letter on April 28, 2000, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)   Financial  Instruments
      The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. ClubCorp common stock and short-term investments are carried at fair value.


                                Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CLUBCORP EMPLOYEE STOCK
                                       OWNERSHIP PLAN (formerly the ClubCorp
                                       Stock Investment Plan)


                                       CLUBCORP, INC.
                                       Plan Administrator


                                      By:  /s/Jeffrey P. Mayer
                                           -----------------------
                                           Jeffrey P. Mayer
                                           Chief Financial Officer

                                      Date:  June 30, 2000
                                             ------------------------

Schedule 1

                     CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes
                             as of December 31, 1999



                                             Description of     Current
Identity of issue                              investment        value
------------------------------------------  ----------------  -----------
Common stock - ClubCorp, Inc.*              4,112,659 shares  $72,835,191

Wachovia Bank - Short-Term Investment Fund   1,874,201 units    1,874,201

*Party-in-interest

See accompanying independent auditors' report.

Schedule 2

                     CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27(d) - Schedule of Reportable Transactions
                      For the year ended December 31, 1999



                                                                                             Expense
                                            Aggregate                                       incurred
                         Description of     number of     Purchase       Sale      Lease      with       Cost of
                              asset        transactions     price        price     rental  transaction    asset
                        -----------------  ------------  -----------  -----------  ------  -----------  ----------
Purchases:
    Wachovia Bank Short-Term
       Investment Fund  Money market fund           146  $16,685,106            -       -            - $16,685,106

Sales:
    Wachovia Bank Short-Term
       Investment Fund  Money market fund           173          -    $14,810,905       -            -  14,810,905

                                Current
                               value of
                               asset on     Net
                              transaction   gain
                                 date      (loss)
                              -----------  ------
Purchases:
    Wachovia Bank Short-Term
        Investment Fund       $16,685,106       -

Sales:
    Wachovia Bank Short-Term
        Investment Fund        14,810,905       -